Exhibit 99.1

WESTERN INVESTMENT LLC ANNOUNCES INTENT TO VOTE AGAINST NUVEEN’S PROPOSED REORGANIZATION OF ITS FLORIDA CLOSED END FUNDS

Calls on Nuveen to Provide Shareholders With The Opportunity To Exit
the Following Funds At Net Asset Value:
 Nuveen Florida Quality Income Municipal Fund (NYSE:NUF)
Nuveen Florida Investment Quality Municipal Fund (NYSE:NQF)
Nuveen Insured Florida Tax-Free Advantage Municipal Fund (AMEX:NWF)
Nuveen Insured Florida Premium Income Municipal Fund (NYSE:NFL)

Western Investment LLC Objects to Adjournment of Special Meeting

NEW YORK, NY – (June 2, 2009) - Western Investment LLC expressed its concern today on the recent adjournment of the Special Meetings of NUF, NQF, NWF and NFL (the “Florida Funds”) called by the Florida Funds for shareholders to vote on the proposed reorganization of the Florida Funds into other funds managed by Nuveen Asset Management (“Nuveen”).  The Special Meetings were held on May 15, 2009, but because shareholders failed to approve the proposed reorganizations, the meetings have been adjourned until June 17, 2009 to give management additional time to solicit votes.  If approved, the proposed reorganizations would require the Florida Funds to be merged with existing Nuveen national closed end funds, the effect of which would materially alter the investment objectives of each of the Florida Funds.  The Investment Company Act of 1940, as amended, specifically provides shareholders with veto power over such transactions.  Western Investment believes that prior to forcing shareholders into a fund with a different investment objective, shareholders should have the opportunity to exit the Florida Funds at approximately net asset value.

Western Investment intends to vote against the proposed reorganization of each of the Florida Funds, as currently proposed.

Art Lipson, the managing member of Western Investment, stated “We are deeply concerned with the Florida Funds’ decision to adjourn the Special Meetings and question whether the adjournment is the result of a failure of a sufficient number of shareholders to vote, as stated by Nuveen, or if the adjournment is a result of a failure of a sufficient number of shareholders to vote the way management wants.  We believe the adjournment of the Special Meetings and continued solicitation of shareholders for a proposal that shareholders have not approved is a blatant attempt by Nuveen to change the outcome of the Special Meetings and is a gross manipulation of the Florida Funds’ corporate machinery, not to mention an inappropriate use of shareholders’ money.”

Mr. Lipson continued, “In addition to our concerns about the Florida Funds’ apparent manipulation of the corporate process, we also have serious concerns about the financial stability of Nuveen’s parent, Nuveen Investments, which significantly increased its debt level in connection with its recent acquisition by a group of investors.  In fact, Nuveen itself has warned that there can be no assurance that Nuveen Investments’ business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable Nuveen Investments to pay its indebtedness or to fund its other liquidity needs.  We question whether Nuveen’s decisions have been and will be based on the best interests of shareholders of the Florida Funds, or on maximizing fee income for its highly leveraged business.”

Mr. Lipson concluded, “Given these concerns, we believe Nuveen should immediately offer all Florida Fund shareholders the opportunity to redeem their investment at full value.  Rather than continue to waste shareholder money soliciting votes for a proposal that may never pass, the Florida Funds should provide shareholders with the opportunity to exit the Florida Funds at approximately net asset value prior to any reorganization.”